OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Williams Controls, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

969465 10 3

(CUSIP Number)

August 24, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 969465 10 3			Page 2 of 8

1.	Name of Reporting Person: Comerica Incorporated		I.R.S. Identification Nos. of above persons (entities only): 38-1998421

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,163,900

		7.	Sole Dispositive Power: 1,163,900

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,163,900, Comerica Incorporated disclaims any beneficial ownership of the shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 2.5%

12.	Type of Reporting Person: HC

13G
CUSIP No. 969465 10 3			Page 3 of 8

1.	Name of Reporting Person: Comerica Bank		I.R.S. Identification Nos. of above persons (entities only): 38-0477375

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Michigan Banking Corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,163,900

		7.	Sole Dispositive Power: 1,163,900

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,163,900

Comerica Bank may be deemed beneficial owner, under federal securities laws, as secured party (pledgee) of shares pledged on a defaulted loan at the time it determines to sell shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%

12.	Type of Reporting Person: BK

Item 1.
(a)	Name of Issuer: Williams Controls, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 14100 SW 72nd Avenue Portland, Oregon 97224
Item 2.
     This Schedule 13G is being filed jointly by Comerica Bank, a Michigan banking corporation and Comerica Incorporated, a Delaware corporation. Comerica Bank is a wholly-owned subsidiary of Comerica Incorporated. The joint filing agreement is attached as Exhibit 1.
(a)	Name of Person Filing: Comerica Incorporated

(b)	Address of Principal Business Office, if none, residence: 500 Woodward Avenue 33rd Floor, One Detroit Center Detroit, Michigan 48226

(c)	Citizenship: Delaware corporation

(d)	Title of Class of Securities of Issuer: Common Stock, $.01 par value

(e)	CUSIP Number of Issuer: 969465 10 3

(a)	Name of Person Filing: Comerica Bank

(b)	Address of Principal Business Office, if none, residence: 500 Woodard Avenue 4th Floor, One Detroit Center Detroit, Michigan 48226

(c)	Citizenship: Michigan Banking Corporation

(d)	Title of Class of Securities of Issuer: Common Stock, $.01 par value

(e)	CUSIP Number of Issuer: 969465 10 3

Item 3.
     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); (see below).
(c) [ ] Insurance company as defined in section 3a(19) of the Act (15 U.S.C.78c).
(d) [ ] Investment company registered with under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G); (see below).
(h) [ ] A savings associations as defined in Section 3b of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     Comerica Bank is a bank as defined in Section 3(a) (6) of the Act (15 US.C. 78c). Comerica Incorporated is the parent holding company of Comerica Bank.

Item 4.	Ownership.

Comerica Incorporated
(a)	Amount beneficially owned: 1,163,900

(b)	Percent of class: 2.5%

(c)	Number of Shares as to which person has:
(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,163,900

(iii)	Sole power to dispose or direct the disposition of: 1,163,900

(iv)	Shared power to dispose or direct the disposition of: -0-
     Comerica Incorporated, however, disclaims any beneficial ownership in the shares of the Issuer which may be deemed beneficially owned under federal securities laws by Comerica Bank.

Comerica Bank
(d)	Amount beneficially owned: 1,163,900 *

(e)	Percent of class: 2.5%

(f)	Number of Shares as to which person has:
(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,163,900 *

(iii)	Sole power to dispose or direct the disposition of: 1,163,900*

(iv)	Shared power to dispose or direct the disposition of: -0-
     *Comerica Bank may be deemed beneficial owner, under federal securities laws, as secured party (pledgee) of shares pledged on a defaulted loan at the time it determines to sell shares.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     As disclosed above, Comerica Bank, a wholly-owned subsidiary of Comerica Incorporated, may be deemed beneficial owner, under federal securities laws, as secured party (pledgee) of shares pledged on a defaulted loan at the time it determines to sell shares.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date September 7, 2005

COMERICA INCORPORATED

By:	/s/ Michael D. Boutell

Name:	Michael D. Boutell
Title:	Vice President

COMERICA BANK

By:	/s/ Kevin B. Costello

Name:	Kevin B. Costello
Title:	Vice President

EXHIBIT 1
SCHEDULE 13G JOINT FILING AGREEMENT
     Each of the undersigned persons (Comerica Incorporated — Item 3(g) and Comerica Bank — Item 3(b)) executing this joint filing agreement (the “Agreement”), agrees as follows with respect to the undersigned person:
     (i) The undersigned person executing this Agreement is individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned person executing this Agreement; and
     (ii) The undersigned person executing this Agreement is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning the undersigned person contained herein; but the undersigned person executing this Agreement is not responsible for the completeness and accuracy of the information statement concerning any other person making the filing, unless the undersigned person knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.
     Dated: September 7, 2005

COMERICA INCORPORATED

By:	/s/ Michael D. Boutell

Name:	Michael D. Boutell
Title:	Vice President

COMERICA BANK

By:	/s/ Kevin B. Costello

Name:	Kevin B. Costello
Title:	Vice President